UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated September 28, 2006

Commission File Number 1-14838

RHODIA

(Translation registrant’s name into English)

Cœur Défense – Tour A
110, Esplanade Charles de Gaulle

92400 Courbevoie

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-________

Enclosures: three Rhodia press releases :

- Start up abatement plant in South Korea
- New polyamide intermediates unit in Asia
- Decision of the arbitration tribunal

PRESS RELEASE

RHODIA STARTS UP ABATEMENT PLANT FOR GREENHOUSE GAS

EMISSION REDUCTION IN SOUTH KOREA

Paris, September 27, 2006 – Rhodia announces the start up of its abatement plant for reducing greenhouse gas emissions at its Onsan site in South Korea. With the ramp up of this unit, which will reach its maximum capacity over the coming weeks, Rhodia expects to receive approximately 1 Mt of CERs (Certified Emission Reduction) by the end of 2006 from the UN Framework Convention on Climate Change (UNFCC) secretariat.

These CERs will be in addition to the 11-13 Mt of CERs per year that Rhodia expects to receive starting in 2007.

The two greenhouse gas emission projects launched by Rhodia in South Korea and Brazil are within the Kyoto Protocol’s Clean Development Mechanism. These projects are part of the Rhodia Group’s commitment to Sustainable Development.

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Rhodia is a global specialty chemicals company recognized for its strong technology positions in the Performance Materials, Functional Chemicals and Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on Euronext Paris and the New York Stock Exchange.

Contacts

Press Relations
Lucia Dumas	+33 (0)1 53 56 64 84
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89

PRESS RELEASE

RHODIA CONTINUES ITS DEVELOPMENT IN ASIA WITH THE CONSTRUCTION OF A NEW POLYAMIDE INTERMEDIATES UNIT

Paris, September 25, 2006 – Rhodia has announced the construction of Hexamethylene Diamine (HMDA) unit in China, as part of its upstream integration in the polyamide chain. With an annual capacity of 60 kt/p.a, the new unit, to serve the fast growing HMDA merchant market in Asia, will be operational in early 2009.

“This decision is fully in line with the strategy of Rhodia Polyamide to focus on our intermediates and engineering plastics businesses in which we hold leadership positions. Our investment will allow Rhodia Polyamide to provide a better service to its customers in Asia and seize new development opportunities in a market enjoying strong growth,” explained Laurent Schmitt, President of Rhodia Polyamide. "As part of the same industrial logic”, he added, “Rhodia is studying the feasibility of building an adiponitrile (ADN) plant in Asia."

This new unit will strengthen Rhodia Polyamide’s already well-established industrial base, developed over the last 15 years in Asia. This base, comprising an adipic acid plant, two engineering plastics compounding plants and a polymerization facility under construction, is situated in China and South Korea.

*    *    *

Rhodia Polyamide is an upstream integrated company providing intermediates for polyamide and other applications, polyamide polymers, as well as a complete downstream range of added value products including engineering plastics polyamide 6.6 and 6 based, industrial polyamide yarns, technical and consumer polyamide fibers and textile yarns. With fourteen state-of-the art production facilities along with R&D and technical centers, Rhodia Polyamide serves customers on every continent, with the capability to develop products and technologies locally.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in Performance Materials, Functional Chemicals and the Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
Lucia Dumas	+33 (0)1 53 56 64 84
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89

PRESS RELEASE

Paris, September 13, 2006 –  Rhodia has received notice of the decision of the tribunal before which it had brought arbitration proceedings in relation to the liabilities transferred at the time of the spin-off from Rhône-Poulenc.

The tribunal declined jurisdiction with respect to Rhodia's principal claim seeking recognition of a right to indemnification covering all environmental and pension liabilities.

Responding to the alternative claim by Rhodia, the tribunal upheld the indemnification caps set by the 1998 environmental guarantee agreement and the settlement agreement of March 2003. As a result, no additional indemnity was awarded.

Following this decision, Rhodia is now reviewing its possible courses of action.

Rhodia reminds that the amounts claimed in relation to environmental and pension liabilities are already reflected in the Group’s financial statements. This decision has no impact on Rhodia’s ability to deliver its short and medium-term objectives.

Rhodia is a global specialty chemicals company recognized for its strong technology positions in the Performance Materials, Functional Chemicals and Organics and Services clusters. Partnering with major players in the automotive, electronics, pharmaceuticals, agrochemicals, consumer care, tires, and paints and coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers’ needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated sales of €5 billion in 2005 and employs around 19,500 people worldwide. Rhodia is listed on Euronext Paris and the New York Stock Exchange.

Contacts

Press Relations
Lucia Dumas	+33 (0)1 53 56 64 84
Rita Hillig	+33 (0)1 53 56 64 04

Investor Relations
James Palmer	+33 (0)1 53 56 64 89

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2006	RHODIA
	By:	/s/ Pascal Bouchiat
	Name:	Pascal Bouchiat
	Title:	Senior Vice President and Chief Financial Officer